SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                      FORM

                                     N-8B-2

               REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                     WHICH ARE CURRENTLY ISSUING SECURITIES


                         PURSUANT TO SECTION 8(B) OF THE

                         INVESTMENT COMPANY ACT OF 1940

                     CONTINENTAL ASSURANCE COMPANY VARIABLE
                              LIFE SEPARATE ACCOUNT
    ----------------------------------------------------------------------
                       (NAME OF UNIT INVESTMENT TRUST)

                   I. ORGANIZATION AND GENERAL INFORMATION

1.(a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

         Continental Assurance Company Variable Life Separate Account ("Separate Account")

         IRS  Employer  Identification  Number:  N/A

(b)  Furnish title of each class or series of securities issued by the trust.

         Flexible Premium Variable Life Insurance Policy ("Policy").

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         Continental Assurance Company ("Company")
         CNA Plaza
         Chicago, Illinois 60685

         IRS  Employer  Identification  Number: 36-0947200

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         Not  Applicable.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     The Policy is not currently being distributed. When such distribution commences, CNA Investor Services, Inc. will be the "Principal Underwriter."

         Address of Principal Underwriter:
                  CNA Investor Services, Inc.
                  100 CNA Drive
                  Nashville, Tennessee 37214

         IRS  Employer  Identification  Number: 36-2639574

5. Furnish name of state or sovereign power, the laws of which govern with respect to the organization of the trust.

         Illinois

6.(a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

     The Separate Account was established pursuant to a resolution of the Board of Directors of the Company on March 23, 2001. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to received them.

(b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

         Not  Applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

         The Separate Account has never been known by any other name.

8.       State the date on which the fiscal year of the trust ends.

         The fiscal year of the Separate Account ends on December 31.

9. MATERIAL LITIGATION. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, altogether immaterial itself, is representative of, or one of, a group which in the aggregate is material.

         There are no legal proceedings to which the Separate Account or the Principal Underwriter is a party. The Company is engaged in various kinds of routine litigation, which in its judgment are not of material importance in relation to the total capital and surplus of the Company.

                    II.  GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a)      Whether the securities are of the registered or bearer  type;

         The Policy which is to be issued is of the registered type insofar as the Policy is personal to the owner, and the records concerning the owner are maintained by the Company.

(b)  Whether the securities are of the cumulative or distributive type;

         The policy is of the cumulative type.

(c)  The rights of security holders with respect to withdrawal or redemption;

The owner may make withdrawals from the policy for its net cash value.

(d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters;

         The owner may transfer his or her policy's Cash Value from one Subaccount to another. The owner may also execute a full or partial redemption of the net cash value.

(e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement;

     If the net cash value on any business day is not sufficient to cover any charges and fees which are due but unpaid, a grace period of 61 days will be allowed for the payment of sufficient premium to keep the policy in force. We will send the owner a notice at the start of the grace period to his last known address and to any assignee. A minimum payment of an amount equal to 2 monthly deductions must be paid. The grace period will end 61 days after the Company mails the owner the notice. If sufficient premium is not paid by the end of the grace period, the policy will terminate without value. If the insured dies during the grace period, the Company will pay the death proceeds. If the lapse prevention guarantee is in effect, the grace period will not apply until the beginning of the policy year following the lapse prevention guarantee period.

     If the policy terminated at the end of a grace period and the owner has not surrendered it for its net cash value, the owner can request that the Company reinstate it (restore your insurance coverage). To reinstate the policy the owner must:

     - submit a written request for reinstatement at any time within 3 years after the end of the grace period;

     - submit proof of insurability satisfactory to us;

     - pay an amount large enough to cover the next 2 monthly deductions;

     - pay any negative cash surrender value that existed at the end of the grace period; and

     - repay or reinstate any debt which existed at the end of the grace period.

     The effective date of a reinstatement is the monthly date on or following the day the Company approves the request for reinstatement.

     If a surrender charge was applied when the policy lapsed, the surrender charge applied will be credited to the cash value of the policy. The surrender charge on the date of reinstatement is equal to the surrender charge on the date of lapse. To determine the surrender charge on any date after the effective date of reinstatement, the Company will not consider the period during which the policy was lapsed. Unless the owner tells the Company otherwise, the allocation of the amount of the surrender charge, additional premiums and loan repayments will be based on the allocations in effect at the start of the grace period.

(f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust;

     The underlying securities of the Separate Account are shares issued by FEDERATED INSURANCE SERIES, THE ALGER AMERICAN FUND, VARIABLE INSURANCE PRODUCTS FUND (VIP), Initial Class and VARIABLE INSURANCE PRODUCTS FUND II (VIP II), Initial Class, MFS VARIABLE INSURANCE TRUST, JANUS ASPEN SERIES, Service Shares, ALLIANCE VARIABLE PRODUCTS SERIES FUND, Class B Shares, AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, Class 2 Shares, LAZARD RETIREMENT SERIES, THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (formerly, Morgan Stanley Dean Witter Universal Funds, Inc.)

Pursuant to the Companys view of present applicable law, the Company will vote the shares of the portfolios at special meetings of shareholders in accordance with instructions received from all owners having a votin.g interest. The Company will vote shares for which the Company has not received instructions and any shares that are ours in the same proportion as the shares for which the Company has received instructions.

(g)  Whether security holders must be given notice of any change in:

         (1)  the composition of the assets of the trust;

         Notice must be given of any such proposed change.

         (2)  the terms and conditions of the securities issued by the trust;

         Notice must be given of any such proposed change.

         (3)  the provisions of any indenture or agreement of the trust;

         Notice must be given of any such proposed change.

         (4)  the identity of the depositor, trustee or custodian;

         There is no provision requiring notice to or consent of owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the policy, however, cannot be transferred to any other entity without notice to the owner.

(h) Whether the consent of the security holders is required in order for action to be taken concerning any change in:

        (1)  the composition of the assets of the trust;

         Under the policies, consent of owners is not required when substituting the underlying securities of the Separate Account. However, to substitute such securities, approval of the Securities and Exchange Commission is required in compliance with Section 26(b) of the Investment Company Act of 1940, which may impose certain conditions before issuing an order permitting the substitution. The Company may, however, add additional Separate Account Funds without the consent of owners. Except as required by federal or state law or regulation, no action will be taken by the Company which will adversely affect the rights of owners without their consent.

         (2)  the terms and conditions of the securities issued by the trust;

         No change in the terms and conditions of the policy can be made without the consent of the owners except as required by federal or state law or regulation.

         (3)  the provisions of any indenture or agreement of the trust;

         Not  Applicable.

         (4)  the identity of the depositor, trustee or custodian;

         There is no provision requiring notice to or consent of owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the policy, however, cannot be transferred to any other entity without compliance with state insurance law, which may under some circumstances require the owner's consent.

(i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

         In return for the payment of premiums, the policy provides insurance coverage on the life of the insured.

     The policy provides for the right to borrow from the Company using the policy's Cash Value as collateral.

INFORMATION  CONCERNING  THE  SECURITIES  UNDERLYING  THE  TRUST'S SECURITIES.

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

         The securities held in the Separate Account will be shares of portfolios or series of the following series funds, all of which are open-end, management investment companies of the series type:

    FEDERATED INSURANCE SERIES
    Advised by Federated Investment Management Company
    Federated High Income Bond Fund II
    Federated Prime Money Fund II
    Federated Utility Fund II

    THE ALGER AMERICAN FUND
    Advised by Fred Alger Management, Inc.
    Alger American Growth Portfolio
    Alger American MidCap Growth Portfolio
    Alger American Small Capitalization Portfolio
    Alger American Leveraged AllCap Portfolio

    VARIABLE INSURANCE PRODUCTS FUND (VIP), Initial Class and
    VARIABLE INSURANCE PRODUCTS FUND II (VIP II), Initial Class
    Advised by Fidelity Management & Research Company
    Fidelity VIP II Asset Manager Portfolio
    Fidelity VIP II Contrafund(R) Portfolio
    Fidelity VIP Equity-Income Portfolio
    Fidelity VIP II Index 500 Portfolio

    MFS VARIABLE INSURANCE TRUST
    Advised by MFS Investment Management
    MFS Emerging Growth Series
    MFS Investors Trust Series
    MFS Research Series
    MFS Total Return Series

    JANUS ASPEN SERIES, Service Shares
    Advised by Janus Capital Corporation
    Janus Aspen Series Capital Appreciation Portfolio
    Janus Aspen Series Growth Portfolio
    Janus Aspen Series Balanced Portfolio
    Janus Aspen Series Flexible Income Portfolio
    Janus Aspen Series International Growth Portfolio
    Janus Aspen Series Worldwide Growth Portfolio

    ALLIANCE VARIABLE PRODUCTS SERIES FUND, Class B Shares
    Advised by Alliance Capital Management, L.P.
    Alliance Premier Growth Portfolio
    Alliance Growth and Income Portfolio

    AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
    Advised by American Century Investment Management, Inc.
    American Century VP Income & Growth Fund
    American Century VP Value Fund

    FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, Class 2 Shares Advised by Templeton Asset Management Ltd.
    Templeton Developing Markets Securities Fund

    Advised by Templeton Investment Counsel, Inc.
    Templeton Asset Strategy Fund

    LAZARD RETIREMENT SERIES
    Advised by Lazard Asset Management
    Lazard Retirement Equity Portfolio
    Lazard Retirement Small Cap Portfolio

    THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (formerly, Morgan Stanley Dean
       Witter Universal Funds, Inc.)
    Advised by Morgan Stanley Asset Management
    Morgan Stanley International Magnum Portfolio
    Morgan Stanley Emerging Markets Equity Portfolio

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a)  Name of company;

         See response to Item 11.

(b)  Name and principal business address of depositor;

         Not Applicable.

(c)  Name and principal business address of trustee or custodian;

         Not Applicable.

(d)  Name and principal business address of principal underwriter;

         Not Applicable.

     (e) The period during which the securities of such company have been the underlying securities.

         No  underlying  securities  have  yet  been  acquired  by the  Separate
Account.

INFORMATION  CONCERNING  LOADS,  FEES,  CHARGES  AND  EXPENSES.

13.(a) Furnish the following information with respect to each load, fee, expense or charge to which: (1) principal payments; (2) underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject; (A) the nature of such load, fee, expense, or charge; (B) the amount thereof; (C) the name of the person to whom such amounts are paid and his relationship to the trust; (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

         (1)      Principal  Payments

     PREMIUM CHARGE. For the first 10 years, the Company deducts a premium charge equal to 7.5% of all premiums up to the target premium; for years 11 and later the charge is equal to 5.5% of all premiums up to the target premium. In all years, the Company deducts a premium charge equal to 3.5% of all premiums in excess of the target premium. This charge compensates the Company for costs incurred in selling and servicing the policies, such as commissions and tax costs.

     MONTHLY COST OF RIDERS. The Company charges separately for any riders attached to the policy. The cost of riders are deducted as part of the Monthly Deduction on each monthly date.

     EXPENSE CHARGE. For years 1 - 10, the charge equals 0.90%, on an annual basis, of the cash value of each investment option. After 10 years, the charge decreases to 0.45%. This compensates the Company for some of the mortality risks and administrative costs under the policy.

         COST OF INSURANCE CHARGE. Each month, the Company deducts a charge for the cost of insurance which is assessed on the net amount at risk and varies with the age, sex and risk classification of the insured.

         MONTHLY POLICY FEE. The Company deducts a charge in the first year of $26 every month. For years 2 and beyond, the Company deducts a charge of $6 per month. This compensates the Company for administrative costs.

         (2)      Underlying  Securities

         The Funds are charged management fees by their respective investment advisers and incur operating expenses.

        (3)      Distributions

         Not  Applicable.

        (4)      Cumulated  or  reinvested  distributions  or  income.

         All investment income and other distributions are reinvested in Fund shares at net asset value.

        (5)      Redeemed  or  liquidated  assets.

     SURRENDER CHARGES. The surrender charge for full or partial surrenders varies by age, sex, risk class, specified amount and the number of policy years that have passed. This compensates the Company for the expenses incurred in distributing the policy and administrative expenses associated with the redemption.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

         See Response to Item 13(a).

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

         See item 13(a)(5).

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

     The Company may reduce or eliminate the amount of the surrender charge where the policies are sold under circumstances which reduce its sales expenses. In addition, the surrender charge may be reduced or eliminated when a policy is issued to an officer, director or employee of the Company or any of its affiliates.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

         None.

(f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13 (d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

         None.

(g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

        Not  Applicable.

INFORMATION  CONCERNING  THE  OPERATIONS  OF  THE  TRUST.

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         A person desiring to purchase a policy must complete an application on a form provided by the Company. The Company will underwrite the policy before it is issued and, if the applicant meets the underwriting standards of the Company, the policy will be issued.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

The initial premium is credited on the policy date. The initial premium will be allocated to the investment options no later than the latest of:

     - 2 business days after the policy date;

     - 2 business days after our receipt of your initial premium at our administrative office; or

     - the date our underwriters approve the policy.

     The premium is then allocated to the fixed account or one or more of the investment options, as selected by the owner. This allocation is not subject to the transfer fee provision. Currently, the owner can select as many investment options as he or she wishes. However, the Company reserves the right to limit this in the future. All allocation percentages must be in whole numbers and at least 1%.

     The owner may change the allocation of future premiums by providing the Company with written notice. The change will be effective on the date the Company receives the owner's request at its administrative office.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         The Company applies premiums to the purchase of Investment Option shares at their net asset value. Redemption of Fund shares may be made by the Company to permit the payment of benefits or amounts in connection with requests for surrender or for other purposes contemplated by the policy.

17.(a)   Describe the procedure with respect to withdrawal or redemption by security  holders.

     Any surrender by an owner may be made by submitting a request to the Company at its Administrative Office. Upon receipt of such request, the Company will cancel accumulation units in the policy and redeem Fund shares in sufficient amount to meet any requests.

         See Item 10.

(b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         The Company is required to honor surrender requests as described in Items 10(c) and 17(a). With respect to the Separate Account's underlying securities, the Funds are required to redeem their shares at net asset value and to make payment therefor within three business days.

(c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

         When there is a total surrender from a policy, it is canceled.

18.(a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

         All income and other distributable funds of the Separate Account are reinvested in Fund shares and are added to the assets of the Separate Account.

(b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Not  Applicable.

(c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

         Not  Applicable.

(d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

         No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         The Company provides confirmations with respect to all premiums received, any transfers between Funds, loan transactions, any surrenders, exercise of the Right to Examine Policy privilege and payment of the Death Benefit under the policy. The Company also provides each policy owner with an annual statement which will show the current amount of death benefit payable under the policy, the current Cash Value, the current Cash Surrender
Value, current Loans and will show all transactions previously confirmed. The statement will also show all premiums paid and all charges deducted during the policy year.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

(a)  Amendments to such indenture or agreement;

         Not  Applicable.

(b)  The extension or termination of such indenture or agreement;

         Not  Applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions;

         Not  Applicable.

(d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed;

         The Separate Account has no trustees.

(e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions;

         There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

(f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

     There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed.

21.(a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

         Policy owners may borrow from the Company using the policy as the sole security.

(b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

         The following items should be covered.

     (1) the name of each person who makes such agreements or arrangements with security holders;

         The Company will make a loan to an owner with the policy as the sole security.

        (2)  the  rate  of  interest  payable  on  such  loans;

         The loan interest rate charged is currently 8%.

        (3)  the  period  for  which  loans  may  be  made;

         Loans are permitted at any time while the policy is in force.

        (4)  costs or charges for default in repayment at maturity;

         Not Applicable.

        (5)  other material provisions of the agreements or arrangements;

         A policy loan will result in accumulation units being transferred from the Funds to the Loan Account. The Company will pay interest on the Loan Account.

(c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

         Not  Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

         There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

The principal underwriter, CNA Investor Services, Inc., has certain fidelity and other bond coverage in an amount of $250,000 per claim. The Company and its officers, directors, partners or employees or other affiliated parties mentioned herein may also have certain other additional coverages that may be applicable to claims.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

         The owner may assign the policy. The owner may change owners during the life time of the insured while the policy is in force.

                 III.  ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR

ORGANIZATION  AND  OPERATIONS  OF  DEPOSITOR.

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         The Company was incorporated in Illinois in 1911 as a life insurance company.

26.(a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

         Not Applicable.

(b)  Furnish  the  following   information  with  respect  to  any  fee  or  any
participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

         Not Applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

     The Company conducts a life insurance business in all states. Its life insurance business involves the writing of group and individual life insurance, accident and health insurance and annuity policies.

OFFICIALS  AND  AFFILIATED  PERSONS  OF  DEPOSITOR.

28.(a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.

         See  Item  29.

(b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

         The executive officers and directors of the Company are listed below:

------------------------------------------------------------------------------------------------------
                           OFFICERS OF CONTINENTAL ASSURANCE COMPANY
------------------------------------------------------------------------------------------------------

NAME AND ADDRESS           AGE      POSITION(S) HELD WITH THE COMPANY           PRINCIPAL OCCUPATION(S)DURING PAST FIVE YEARS
-------------------        ---         -------------------------                   ---------------------------------------------

Bernard L. Hengesbaugh     54       Director, Chairman of the Board,            Chairman of the Board and Chief Executive Officer of
CNA Plaza                           President and Chief Executive Officer       CNA since February, 1999.  Prior thereto,
Chicago, Illinois 60685                                                         Mr.  Hengesbaugh was Executive Vice President and
                                                                                Chief Operating Officer of CNA since February, 1998.
                                                                                Prior thereto,  Mr.  Hengesbaugh was Senior
                                                                                Vice President of CNA since November, 1990.

Jonathan D. Kantor         45      Executive Vice President, Secretary,         Senior Vice President, Secretary and General Counsel
CNA Plaza                          General Counsel and Director                 of CNA since April, 1997.  Prior thereto, Mr. Kantor
Chicago, Illinois 60685                                                         was Group Vice President of CNA since April, 1994.

Robert V. Deutsch          41       Executive Vice President, Chief             Senior Vice President and Chief Financial Officer of
CNA Plaza                           Financial Officer and Director              CNA since August, 1998.  Prior thereto, Mr. Deutsch
Chicago, Illinois 60685                                                         was an officer for Executive Risk, Inc.

Thomas Pontarelli          52       Executive Vice President and Director       Senior Vice President of CNA since April, 2000.
CNA Plaza                                                                       Prior thereto, Mr. Pontarelli was Group Vice
Chicago, Illinois 60685                                                         President of CNA since January,1998.  From May, 1974
                                                                                to December, 1997, Mr. Pontarelli held a series of
                                                                                positions culminating in Chief Executive Officer
                                                                                and Presidentof Washington National Insurance
                                                                                Company.

Gary J. Owcar              49      Executive Vice President and Director        Senior Vice President of CNA since May, 1999.
CNA Plaza                                                                       Prior thereto, Mr. Owcar was with CHUBB & Sons, Inc.
Chicago, Illinos 60685

-----------------------------

COMPANIES  OWNING  SECURITIES  OF  DEPOSITOR.

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor.

     All of the voting securities of the Company are owned by Continental Casualty Company (Casualty), a stock casualty insurance company organized under the Illinois Insurance Code, located at CNA Plaza, Chicago, Illinois 60685. All of the voting securities of Casualty are owned by CNA Financial Corporation (CNA Financial), a Delaware corporation, located at CNA Plaza, Chicago, Illinois 60685. Loews Corporation, a Delaware corporation, located at 667 Madison Avenue, New York, New York 10021-8087, with interests in insurance, hotels, watches and other timing devices, drilling rigs and tobacco, owned approximately 86.5% of the outstanding voting securities of CNA Financial as of December 31, 2000. Laurence A. Tisch, the Chairman of the Board, Co-Chief Executive Officer and a director of Loews Corporation and Chief Executive Officer and a director of CNA Financial, and his brother, Preston R. Tisch, President, Co-Chief Executive Officer and a director of CNA Financial and Loews Corporation, owned, in the aggregate, approximately 27% of the outstanding common stock of Loews Corporation as of December 31, 2000. Therefore, they may be deemed to be parents of Loews Corporation, and thus of CNA Financial and the Company, within the meaning of the federal securities laws.

CONTROLLING  PERSONS.

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

         None.

COMPENSATION  OF  OFFICERS  AND  DIRECTORS  OF  DEPOSITOR:

         COMPENSATION  OF  OFFICERS  OF  DEPOSITOR.

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(c) Indirectly or through subsidiaries to each of the officers or partners of the depositor.

Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

         COMPENSATION  OF  DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)      The  aggregate  direct  remuneration  to  directors;

         Not  Applicable.    See  Item  31.

(b)      Indirectly  through  subsidiaries  to  directors.

         Not  Applicable.    See  Item  31.

         COMPENSATION  TO  EMPLOYEES.

33.(a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

         Not  Applicable.    See  Item  31.

(b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those person covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

         Not  Applicable.    See  Item  31.

         COMPENSATION  TO  OTHER  PERSONS.

     34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

         Not  Applicable.    See  Item  31.

                IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION  OF  SECURITIES.

35. Furnish the names of the States in which sales of the trust's securities: (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each State.

         No sales of the policy have been made or are currently being made. It is presently proposed to sell the policy only in the state of New York.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

         Not  Applicable.

37.(a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or State governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded:
(1) name of officer, agency or body; (2) date of denial; (3) brief statement of reason given for denial.

         Not  Applicable.

(b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or State governmental officer, agency or regulatory body: (1) name of officer, agency or body; (2) date of revocation;
(3) brief statement of reason given for revocation.

         Not  Applicable.

38.(a)   Furnish a general description of the method of distribution of securities  of  the  trust.

         The policy issued by the Separate Account will be sold by licensed insurance agents in those states where the policy may be lawfully sold. Such agents will be Registered Representatives of a broker-dealer registered under the Securities Exchange Act of 1934, which is a member of the National Association of Securities Dealers, Inc.

(b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

         The Company intends to execute an agreement with the Principal Underwriter whereby it will distribute the policy through licensed insurance agents who are registered with it. The Principal Underwriter may also distribute the policies by executing selling agreements with other broker-dealers. The agreement will be effective on the date executed and will remain effective until terminated by either party upon sixty (60) days notice, and may not be assigned.

(c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

         See  Exhibit  A(3)(c).

INFORMATION  CONCERNING  PRINCIPAL  UNDERWRITER.

39.(a) State the form of organization of each principal underwriter of securities of the trust, the name of the State or other sovereign power under the laws of which each underwriter was organized and the date of the organization.

     The principal underwriter, CNA Investor Services, Inc., is a corporation organized under the laws of Illinois on October 5, 1966.

(b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

         No Policies are currently being distributed. When the Policies are distributed, they will be distributed by CNA Investor Services, Inc., which is a member of the National Association of Securities Dealers, Inc.

40.(a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

         Not  Applicable.

(b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company: (1) the nature of such fee or participation; (2) the name of the person making payment; (3) the nature of the services rendered in consideration for such fee or participation; (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

         Not  Applicable.

41.(a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

     CNA Investor Services, Inc. is a broker-dealer which acts as the principal underwriter for variable annuity contracts and variable life policies issued by the following separate accounts:

         Continental Assurance Company Separate Account B
         Valley Forge Life Insurance Company Variable Annuity Separate Account Valley Forge Life Insurance Company Variable Life Separate Account

(b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

         Not  Applicable.

(c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

         Not  Applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors, or partners of such underwriter.

         Not  Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

         None.

OFFERING  PRICE  OR  ACQUISITION  VALUATION  OF  SECURITIES  OF  THE  TRUST.

44.(a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

         Cash Values allocated to the Separate Account are invested at net asset value in the Funds in accordance with the selection made by the owner.

     Cash Values will fluctuate in accordance with investment results of the Funds selected. In order to determine how these fluctuations affect Cash Value, accumulation units are used. Every business day the Company determines the value of an accumulation unit for each of the Funds. Every business day, the Company determines the value of an accumulation unit by multiplying the accumulation unit value for the immediately preceding business day by a factor for the Fund for the current business day. The factor is determined by: dividing the value of a Fund at the end of the current business day by the value of an investment option for the previous business day; and subtracting the expense charge.

(b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

         Not  Applicable.

(c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

         Not  Applicable.

45. Furnish the following information with respect to any suspension of the redemption rights of securities issued by the trust during the three fiscal years covered by the financial statements filed herewith: (a) by whose action redemption rights were suspended; (b) the number of days' notice given to security holders prior to suspension of redemption rights; (c) reason for suspension; (d) period during which suspension was in effect.

         Not  Applicable.

REDEMPTION  VALUATION  OF  SECURITIES  OF  THE  TRUST.

46.(a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

     (1) the source of quotations used to determine the value of portfolio securities;

         The Custodians for the underlying series Funds.

         (2) whether opening, closing bid, asked or any other price is used;

         Net asset value is used.

         (3) whether price is as of the day of sale or as of any other time;

         As of the next computed price.

         (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

         See  item  13(a).

     (5) other items which registrant deducts from the net asset value in computing redemption value of its securities; and

         See  item  13(a).

         (6)  whether  adjustments  are  made  for  fractions.

         Not Applicable.

(b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

         Not Applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS.

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interest in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

          The Company will maintain a position in Fund shares by purchasing Fund shares at net asset value in connection with premiums allocated to the Separate Account in accordance with instructions from the owners and to redeem Fund shares at net asset value for the purposes of making policy obligations, or making adjustments in the reserves held in the Separate Account. There are no procedures for the purchase of underlying securities or interests therein from owners who exercise surrender rights in that owners have no direct interest therein.

                    V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

(a)  Name  and  principal  business  address;

         None.

(b)  Form  of  organization;

         Not  Applicable.

(c) State or other sovereign power under the laws of which the trustee or custodian was organized;

         Not  Applicable.

(d)  Name of governmental supervising or examining authority.

         Not  Applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

         Not  Applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

         Not  Applicable.

                 VI. INFORMATION CONCERNING THE INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance holders of securities:

(a)  The name and address of the insurance company;

         Continental Assurance Company ("Company")
         CNA Plaza
         Chicago, Illinois 60685

(b)  The types of policies and whether individual or group policies;

         The policy is a flexible premium adjustable variable life insurance policy.

(c)  The types of risks insured and excluded;

         The policy provides for a death benefit upon the death of the insured. Through riders to the policy, the Company offers additional insurance benefits; both life insurance benefits and non-life insurance benefits.

(d)  The  coverage  of  the  policies;

         While the policy remains in force, it provides for a death benefit on the life of the insured. The riders remain in effect until the policy is terminated or the rider is terminated.

(e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put;

         The owner designates one or more persons to be the beneficiary of the death benefit. There are no limitations on the use of the proceeds.

(f)  The terms and manner of cancellation and of reinstatement;

     The policy will terminate on the date when the earliest of the following occurs:

           - the owner requests in writing that coverage terminates; or

           - the insured dies; or

           - the grace period ends.

The policy can be reinstated if the owner did not make a total surrender and if the insured is still alive within three years after the end of the Grace Period. To reinstate the policy, the insured must provide evidence of insurability, pay an amount large enough to cover the next 2 Monthly Deductions, pay any negative cash surrender value that existed at the end of the grace period and repay or reinstate any Debt which existed at the end of the grace period.

(g) The method of determining the amount of premiums to be paid by holders of securities;

         See Item 13(a) for information on the types of charges and methods of assessing them.

(h) The amount of aggregate premiums paid to the insurance company during the last fiscal year;

         Not  Applicable.

(i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor;

         The Company may, from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse the Company for mortality expenses.

(j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

         Not  Applicable.

                          VII. POLICY OF REGISTRANT

52.(a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

         The Company will not substitute another security for the underlying securities of the trust unless the Securities and Exchange Commission shall have approved such substitution.

(b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

         Not  Applicable.

(c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to: (1) the grounds for elimination and substitution; (2) the type of securities which may be substituted for any underlying security; (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries; (4) whether such substituted securities may be the securities of another investment company; and (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

         Not  Applicable.

(d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

         None.

REGULATED  INVESTMENT  COMPANY.

53.(a)   State  the  taxable  status  of  the  trust.

         The Company is taxed as a life insurance company under the Internal Revenue Code. Since the Separate Account is not a separate entity from the Company and its operations form a part of the company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code.

(b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

         Not  Applicable.


                 VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

         Not  Applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately 10 years prior to the date of registration or at the approximate date of organization of the trust.

         Not  Applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not  Applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not  Applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

         Not  Applicable.

59.      Financial  statements:

FINANCIAL STATEMENTS OF THE TRUST

         The financial statements have not been filed for the Separate Account. It has not yet commenced operations, has no assets or liabilities and has received no income nor incurred any expense.

FINANCIAL STATEMENTS OF THE DEPOSITOR

The financial statements of the Company will be filed as part of the pre-effective amendment to Registrant's Form S-6 filing.

                                 IX. EXHIBITS

1.A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1. Resolution of the Board of Directors of Continental Assurance Company (the "Company") establishing Continental Assurance Company Variable Life Separate Account (the "Variable Account")

     2.   Not applicable.

     3.   (a)  Not Applicable
          (b) Form of underwriting agreement between the Company and CNA Investor Services, Inc.
          (c)  Broker-Dealer Sales Agreement
          (d)  Wholesale Sales Agreement
          (e) Schedule of Sales Commissions (to be filed by amendment to Registrant's pre-effective amendment filing on Form S-6)
     4.   Not applicable
     5.   (a)  Flexible Premium Variable Insurance Policy (the "Policy")
          (b)  Form of Waiver of Monthly Deduction Rider
          (c)  Form of Accelerated Benefit Rider
          (d)  Form of Total Disability Waiver of Premium Rider
          (e)  Form of Accidental Death Benefit Rider
          (f)  Form of Additional Insurance Rider
          (g)  Form of Automatic Transfer Rider
          (h)  Form of Dollar Cost Averaging Rider
          (i)  Form of Term Insurance on Children Rider
          (j)  Form of Other Insured Term Insurance Rider
          (k)  Alternative Face Page for Policy Form
     6.(a)  Articles of Incorporation of the Company *
       (b)  By-laws of the Company *
     7.     Not applicable
     8.(a) Form of participation agreement between The Alger American Fund and the Company (to be filed by amendment to Registrant's pre-effective amendment filing on Form S-6)
       (b)  Form of participation agreement between Variable Insurance
            Products Fund and the Company (to be filed by amendment to Registrant's pre-effective amendment filing on Form S-6)
       (c)  Form of participation agreement between Variable Insurance
            Products Fund II and the Company (to be filed by amendment to Registrant's pre-effective amendment filing on Form S-6)
       (d) Form of participation agreement between MFS Variable Insurance Trust and the Company (to be filed by amendment to Registrant's pre-effective amendment filing on Form S-6)
       (e) Form of participation agreement between Federated Insurance Management Series and the Company (to be filed by amendment to Registrant's pre-effective amendment filing on Form S-6)
       (f) Form of participation agreement between Janus Aspen Series and the Company (to be filed by amendment to Registrants pre-effective amendment filing on Form S-6)
       (g) Form of participation agreement among the Company, CNA Investor Services, Inc., Lazard Asset Management and Lazard Retirement Series, Inc. (to be filed by amendment to Registrant's pre-effective amendment filing on Form S-6)
       (h) Form of participation agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and the Company (to be filed by amendment to Registrant's pre-effective amendment filing on Form S-6)
       (i) Form of participation agreement among the Company, CNA Investor Services, Inc., Alliance Capital Management L.P. and Alliance Fund Distributors, Inc. (to be filed by amendment to Registrant's pre-effective amendment filing on Form S-6)
       (j) Form of participation agreement between the Company and American Registrant's Century Investment Management, Inc. (to be filed by amendment to pre-effective amendment filing on Form S-6)
       (k) Form of participation agreement between the Company and Morgan Stanley Dean Witter Universal Funds, Inc. (to be filed by amendment to Registrant's pre-effective amendment filing on Form S-6)
     9.     Not applicable
     10.    Form of Policy Application

B.   Not applicable

C.   Not applicable

     * Incorporated by reference to Continental Assurance Company Separate Account B Post-Effective Amendment No. 46 to Form N-3, filed on or about March 1, 1999, File No. 002-25483 and 811-01402.

                                    SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of Chicago, and State of Illinois on the 31st day of July, 2001.


                                  CONTINENTAL ASSURANCE COMPANY on
                                  behalf of its separate account

                                  CONTINENTAL ASSURANCE COMPANY
                                  VARIABLE LIFE SEPARATE ACCOUNT

                                  (Registrant)


                                  By:  /S/ BERNARD L. HENGESBAUGH
                                     ---------------------------------


ATTEST:  /S/ JEFFERY K. HOELZEL
        ------------------------
                 Name

         ASSISTANT GENERAL COUNSEL
        ------------------------
                 Title

                                INDEX TO EXHIBITS

EX-99.A.1. Resolution of the Board of Directors of establishing the Separate Account
EX-99.A.3(b) Form of Underwriting Agreement between the Company and CNA Investor Services, Inc.
EX-99.A.3(c) Broker-Dealer Sales Agreement
EX-99.A.3(d) Wholesale Sales Agreement
EX-99.A.5(a) Form of Flexible Premium Variable Insurance Policy
EX-99.A.5(b) Form of Waiver of Monthly Deduction Rider
EX-99.A.5(c) Form of Accelerated Benefit Rider
EX-99.A.5(d) Form of Total Disability Waiver of Premium Rider
EX-99.A.5(e) Form of Accidental Death Benefit Rider
EX-99.A.5(f) Form of Additional Insurance Rider
EX-99.A.5(g) Form of Automatic Transfer Rider
EX-99.A.5(h) Form of Dollar Cost Averaging Rider
EX-99.A.5(i) Form of Term Insurance on Children Rider
EX-99.A.5(j) Form of Other Insured Term Insurance Rider
EX-99.A.5(k) Alternative Face page for Policy Form
EX-99.A.10   Form of Policy Application